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                                                                  Exhibit 23.6


                       [Letterhead of J.C. Bradford & Co.]


                               September 29, 1998



The Board of Trustees
CCA Prison Realty Trust
10 Burton Hills Boulevard, Suite 100
Nashville, TN

Members of the Board:

         We hereby consent to the inclusion of our opinion letter to the Board of Trustees of CCA Prison Realty Trust ("Prison Realty") as Appendix B to the Joint Proxy Statement-Prospectus of Prison Realty and Corrections Corporation of America ("CCA") relating to the proposed merger transaction involving Prison Realty and CCA. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are "experts" for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.


                                               J.C. BRADFORD & CO.